August 1, 2013

VIA EDGAR

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:
Registration Statement on Form N-14 (SEC File No. 333-189795) for Combination of a Certain Series of the Allianz Variable Insurance Products Trust (the "Trust") with and into a Corresponding Series of the Trust (SEC File Nos. 333-83423 and 811-09491)

Dear Ms. Samuel:

On July 25 and July 31, 2013, you provided telephonic comments regarding the above-referenced Registration Statement. This letter responds to those comments. The changes noted below will be made in a post-effective amendment to the Registration Statement. If you have any additional questions or comments, or if we have misinterpreted any of your comments, please let me know.

Comment:  You noted that the proxy statement/prospectus does not identify the outstanding shares of the Acquired Fund at the record date.

Response:  Disclosure will be added regarding the shares outstanding and total net asset value of the Acquired Fund at the record date.

Comment:  During a follow-up call on July 31, 2013, we were asked to identify, in our response, the proportion of the assets in the Acquired Fund’s portfolio that will be repositioned in connection with the reorganization.

Response:  The actual proportion of the assets that will be repositioned in connection with the reorganization, which is expected to occur on or about November 15, 2013, cannot be determined in advance because it will depend upon the actual composition of the respective investment portfolios, as well as the market conditions and the assessment of the Acquiring Fund’s subadviser at that time. However, based on the portfolio composition of the Acquired Fund and the Acquiring Fund at June 30, 2013, we anticipate that approximately 85% of the assets of the Acquired Fund would be repositioned following and in connection with the reorganization.

Comment:  You noted that the estimated expenses of the reorganization are not required to be shown in the pro forma statement of operations.

Response:  We will make the change requested.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com